UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No.    )

AGILETHOUGHT, INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
00857F100
(CUSIP Number)

Gerardo Benitez
Paseo de la Reforma 115 25th floor
Lomas de Chapultepec, Miguel Hidalgo
Mexico City, Mexico 11000
+52 55 5283 5450
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 23, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00857F100

1	NAMES OF REPORTING PERSONS Credit Suisse AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,596,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,596,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,596,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON (See Instructions) BK

SCHEDULE 13D
CUSIP No. 00857F100

1	NAMES OF REPORTING PERSONS Banco Nacional de México, S.A., Member of Grupo Financiero Banamex, División Fiduciaria, in its capacity as trustee of the trust No. F/17938-6
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6.259,138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,259,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 00857F100

1	NAMES OF REPORTING PERSONS Banco Nacional de México, S.A., Member of Grupo Financiero Banamex, División Fiduciaria, in its capacity as trustee of the trust No. F/17937-8
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,337,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,337,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,337,094
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.  Security and Issuer.
This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of AgileThought, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 222 W. Las Colinas Blvd., Suite 1650E, Irving, Texas 75039.
Item 2.  Identity and Background
In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by: (i) Credit Suisse AG (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they conduct business as the Swiss Universal Bank, Asia Pacific, International Wealth Management, Asset Management and Investment Banking operating divisions (collectively, the “Divisions” and together with the Bank and its subsidiaries, the "CS Reporting Person"), (ii) Banco Nacional de México, S.A., Member of Grupo Financiero Banamex, División Fiduciaria, in its capacity as trustee of the trust No. F/17938-6, a trust organized under the laws of Mexico ("Trust 1"), and (iii) Banco Nacional de México, S.A., Member of Grupo Financiero Banamex, División Fiduciaria, in its capacity as trustee of the trust No. F/17937-8, a trust organized under the laws of Mexico ("Trust 2", and together with Trust 1, the "Trusts", and collectively with the CS Reporting Person, the "Reporting Persons").
The address of the principal business and office of the Bank is Paradeplatz 8, 8001 Zürich, Switzerland. The address of the principal business and office of the CS Reporting Person is Paradeplatz 8, 8001 Zürich, Switzerland.  The address of the principal business and office of the CS Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010. The Bank is comprised of three regionally focused divisions: Swiss Universal Bank, Asia Pacific and International Wealth Management. Two other divisions specializing in investment banking capabilities support these regional businesses: Asset Management and Investment Banking. The Asset Management division has several businesses, one of these is Asset Management Mexico ("CSAM Mexico").
The Bank owns directly a majority of the voting stock of Grupo Financiero Credit Suisse (Mexico), S.A. de C.V. The address of the principal business and office of Grupo Financiero Credit Suisse (Mexico), S.A. de C.V is Torre Reforma 115, Reforma 115 Piso 26, Alcaldía Miguel Hidalgo, Mexico City 11000.
Grupo Financiero Credit Suisse (Mexico), S.A. de C.V. owns directly a majority of the voting stock of Banco Credit Suisse (Mexico), S.A. The address of the principal business and office of Banco Credit Suisse (Mexico), S.A is Torre Reforma 115, Reforma 115 Piso 26, Alcaldía Miguel Hidalgo, Mexico City 11000.
The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. The address of the principal business and office of CS USA Inc is Eleven Madison Avenue, New York, NY 10010.

CS USA Inc owns all of the voting stock of CSAM Americas Holding Corp. (“CSAM Americas”), a Delaware corporation. CSAM Americas is the sole member of Credit Suisse Asset Management LLC (“CSAM LLC”), a Delaware limited liability company. CSAM LLC is an entity engaged in the business of rendering investment advice and providing discretionary investment management services and is registered as an investment adviser with the SEC under the U.S. Investment Advisers Act of 1940, as amended. The address of the principal business and office of CSAM Americas and CSAM LLC is Eleven Madison Avenue, New York, NY 10010.

Pursuant to certain Management Agreement (the “Management Agreement”), Banco Credit Suisse (Mexico), S.A. is, directly or indirectly, the manager of the Trusts. The Trusts are investment vehicles formed for the purpose of carrying out different type of investments, including investing in securities. Pursuant to the terms of the Management Agreement, Manager shall retain the advisory services of CSAM LLC on behalf of the Trusts and other investment vehicles. The business address of each of the Trusts is Avenida Revolución 1267, piso 11, Torre Anseli, Colonia Los Alpes, Alcaldía Álvaro Obregón, Mexico City 01010.

In accordance with the above, pursuant to certain Management Advisory Agreement, CSAM LLC, also provides management services to the Trusts, among other investment vehicles, as agreed to among the Manager and CSAM LLC.

The ultimate parent company of the Bank is Credit Suisse Group AG (“CSG”), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The business address of CSG is Paradeplatz 8, 8001 Zurich, Switzerland. CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the CS Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (other than CSAM Mexico) may beneficially own securities to which this Statement relates and such securities are not reported in this Statement. CSG disclaims beneficial ownership of any Class A Common Stock beneficially owned by its direct and indirect subsidiaries, including the CS Reporting Person. Each of the Divisions (other than CSAM Mexico) disclaims beneficial ownership of any Class A Common Stock beneficially owned by the CS Reporting Person. The CS Reporting Person disclaims beneficial ownership of any Class A Common Stock beneficially owned by CSG and each of the Divisions (other than CSAM Mexico).
Set forth in Schedule A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and present principal occupation, of each of the Covered Persons.

Except as set forth on Schedule B attached hereto, during the past five years none of the Bank, CS Hldgs USA Inc, CS USA Inc, CSAM Americas, CSAM LLC, Grupo Financiero Credit Suisse (Mexico), S.A. de C.V., Banco Credit Suisse (Mexico), S.A.  or either of the Trusts nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration
The securities reported herein as beneficially owned by the Trusts were acquired pursuant to an Agreement and Plan of Merger, dated effective as of May 9, 2021, as amended from time to time (as amended or modified from time to time, the “merger agreement”), by a (the “Merger Agreement”), by and among AgileThought, Inc., a Delaware corporation (“Legacy AT”), LIV Capital Acquisition Corp., a Cayman Islands exempted company (“LIVK”), pursuant to which LIVK domesticated as a Delaware corporation and Legacy AT merged with and into LIVK, whereupon the separate corporate existence of Legacy AT ceased and LIVK was the surviving corporation (LIVK subsequently changed its name to AgileThought, Inc., the Issuer) (the “Business Combination”). The Business Combination closed on August 23, 2021 (the “Closing”). Pursuant to the terms of the Merger Agreement, the owners of common stock of Legacy AT prior to the Closing received shares of Class A Common Stock of the Issuer held by them immediately prior to the Closing pursuant to the terms of the Merger Agreement. In the Business Combination, the Trust 1 acquired 6,259,138 shares of Class A Common Stock and Trust 2 acquired 3,337,094 shares of Class A Common Stock.
The common stock of Legacy AT held by the Trusts immediately prior to the closing were acquired upon an exchange of Second Lien term loans held by them pursuant to the terms of a conversion agreement.
Item 4.  Purpose of Transaction.
The Reporting Persons hold the Class A Common Stock for investment purposes, subject to the below. Depending on market conditions and other factors  (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.
The Reporting Persons intend to review on a continuing basis the investments in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing stockholder value, including with respect to exploring extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; recapitalizations; buybacks; or changes to the capitalization or dividend policy of the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.
Each of Andrés Borrego and Gerardo Benitez, an employee of affiliates of the CS Reporting Person, is a member of the Board. In such capacity, each may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Except as described in this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5.  Interest in Securities of the Issuer.
(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.  Calculations of the percentage of Class A Common Stock beneficially owned assumes that there are a total of 41,970,915 shares of Class A Common Stock outstanding as of the closing of the Business Combination on August 23, 2021, as reported in the registration statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on September 14, 2021.
Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons constitutes a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with any person, or that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein  for purposes of Section 13(d) of the Exchange Act or for any other purpose.
To the best knowledge of the Reporting Persons, and except as described in this Statement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any persons listed on Schedule A attached hereto, beneficially owns any additional shares of Class A Common Stock.
(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in Class A Common Stock.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons on this Schedule 13D.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

On August 23, 2021, the Issuer, LIV Capital Acquisition Sponsor, L.P., Legacy AT's sponsor, and the other parties thereto, including the Trusts, entered into an amended and restated Registration Rights Agreement (the “Registration Rights Agreement”) that provides the parties thereto with customary registration rights, including “demand” and “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Exchange Act of 1934.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Registration Rights Agreement, a copy of which was attached as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 26, 2021, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement by and among the Reporting Persons (filed herewith).
Exhibit B
Amended and Restated Registration Rights Agreement, dated as of August 23, 2021, AgileThought, Inc., LIV Capital Acquisition Sponsor, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 26, 2021).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 29, 2021
CREDIT SUISSE AG

By:	/s/ Robert Andric
Name:	Robert Andric
Title:	Director and Authorized Signatory, on behalf of the CS Reporting Person

By:	/s/ Christian Pascual Simic
Name:	Christian Pascual Simic
Title:	Vice President and Authorized Signatory, on behalf of the CS Reporting Person

BANCO NACIONAL DE MÉXICO, S.A., MEMBER OF GRUPO FINANCIERO BANAMEX, DIVISIÓN FIDUCIARIA, IN ITS CAPACITY AS TRUSTEE OF THE TRUST NO. F/17938-6

By:	/s/ Andres Borrego
Name:	Andres Borrego
Title:	Attorney in Fact

By:	/s/ Manuel Ramos
Name:	Manuel Ramos
Title:	Attorney in Fact

BANCO NACIONAL DE MÉXICO, S.A., MEMBER OF GRUPO FINANCIERO BANAMEX, DIVISIÓN FIDUCIARIA, IN ITS CAPACITY AS TRUSTEE OF THE TRUST NO. F/17937-8

By:	/s/ Andres Borrego
Name:	Andres Borrego
Title:	Attorney in Fact

By:	/s/ Manuel Ramos
Name:	Manuel Ramos
Title:	Attorney in Fact

[AgileThought, Inc. – Schedule 13D]

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE AG

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse AG. The business address of Credit Suisse AG is Paradeplatz 8, Zurich 8001, Switzerland.

Name	Business Address	Title	Citizenship
Romeo Cerutti	Paradeplatz 8 8001 Zürich ZH Switzerland	General Counsel and Member of Executive Board	Swiss and Italian
Thomas Gottstein	Paradeplatz 8 8001 Zürich ZH Switzerland	Chief Executive Officer and Member of Executive Board	Swiss
Lydie Bennett Hudson	Eleven Madison Avenue New York 10010-3629 NY United States	Sustainability, Research & Investment Solutions and Member of the Executive Board	United States
Ulrich Korner	Paradeplatz 8 8001 Zürich ZH Switzerland	CEO Asset Management and Member of the Executive Board	Swiss and German
Rafael Lopez Lorenzo	Paradeplatz 8 8001 Zürich ZH Switzerland	Chief Compliance Officer and Member of the Executive Board	Spanish
David R Mathers	Paradeplatz 8 8001 Zürich ZH Switzerland	Chief Financial Officer and Member of the Executive Board	British
Christian Andreas Meissner	Eleven Madison Avenue New York 10010-3629 NY United States	CEO Investment Bank and Member of the Executive Board	Austrian
Joachim Oechslin	Paradeplatz 8 8001 Zürich ZH Switzerland	Interim Chief Risk Officer and Member of the Executive Board	Swiss
Antoinette Poschung	Paradeplatz 8 8001 Zürich ZH Switzerland	Global Head of Human Resources and Member of Executive Board	Swiss
Helman Sitohang	Unit #03-01/#04-01/#05-01 Singapore 39393 Singapore	CEO Asia Pacific and Member of Executive Board	Singaporean
James B. Walker	Raleigh Lt Building Morrisville 27560 NC United States	Chief Operating Officer and Member of Executive Board	British and United States
Philipp Wehle	Paradeplatz 8 8001 Zürich ZH Switzerland	CEO International Wealth Management and Member of Executive Board	German

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Jay Kim	Eleven Madison Avenue New York 10010-3629 NY United States	Board Member and Managing Director	United States
David L Miller	Eleven Madison Avenue New York 10010-3629 NY United States	Board Member and Managing Director	United States
Joachim Oechslin	Paradeplatz 8 8001 Zürich ZH Switzerland	Board Member and Managing Director	Swiss
Eric Varvel	Eleven Madison Avenue New York 10010-3629 NY United States	Board Member, Chief Executive Officer and President	United States
James Edward Barkley	Eleven Madison Avenue New York 10010-3629 NY United States	Chief Compliance Officer and Managing Director	United States
Richard J Curran	Eleven Madison Avenue New York 10010-3629 NY United States	Bank Account Officer and Managing Director	United States
Frank T D’Alessio	Eleven Madison Avenue New York 10010-3629 NY United States	Chief Financial Officer and Managing Director	United States
Michael John D’Angelo	Eleven Madison Avenue New York 10010-3629 NY United States	Chief of Staff Officer and Managing Director	United States
Thomas J. Harrop	Eleven Madison Avenue New York 10010-3629 NY United States	Treasurer and Managing Director	United States
David I Krauss	Eleven Madison Avenue New York 10010-3629 NY United States	Chief Risk Officer and Managing Director	United States
Crystal M. Lalime	Eleven Madison Avenue New York 10010-3629 NY United States	General Counsel	United States
Sergio Joseph Lupetin	Eleven Madison Avenue New York 10010-3629 NY United States	Controller and Managing Director	United States
Nomita C Singh	Eleven Madison Avenue New York 10010-3629 NY United States	Head of US Regulatory Affairs, Chief Operating Officer and Managing Director	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Jay Kim	Eleven Madison Avenue New York 10010-3629 NY United States	Board Member and Director	United States
David L Miller	Eleven Madison Avenue New York 10010-3629 NY United States	Board Member and Director	United States
Joachim Oechslin	Paradeplatz 8 8001 Zürich ZH Switzerland	Board Member and Director	Swiss
Eric Varvel	Eleven Madison Avenue New York 10010-3629 NY United States	Board Member, Chief Executive Officer and President	United States
James Edward Barkley	Eleven Madison Avenue New York 10010-3629 NY United States	Chief Compliance Officer and Managing Director	United States
Richard J Curran	Eleven Madison Avenue New York 10010-3629 NY United States	Bank Account Officer and Managing Director	United States
Frank T D’Alessio	Eleven Madison Avenue New York 10010-3629 NY United States	Chief Financial Officer and Managing Director	United States
Michael John D’Angelo	Eleven Madison Avenue New York 10010-3629 NY United States	Chief of Staff and Managing Director	United States
Thomas J. Harrop	Eleven Madison Avenue New York 10010-3629 NY United States	Treasurer and Managing Director	United States
David I Krauss	Eleven Madison Avenue New York 10010-3629 NY United States	Chief Risk Officer and Managing Director	United States
Crystal M. Lalime	Eleven Madison Avenue New York 10010-3629 NY United States	General Counsel	United States
Sergio Joseph Lupetin	Eleven Madison Avenue New York 10010-3629 NY United States	Controller and Managing Director	United States
Nomita C Singh	Eleven Madison Avenue New York 10010-3629 NY United States	Head of US Regulatory Affairs, Chief Operating Officer and Managing Director	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CSAM AMERICAS HOLDING CORP.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of CSAM Americas Holding Corp. The business address of CSAM Americas Holding Corp. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Sean T Flynn	Eleven Madison Avenue New York 10010-3629 NY United States	Board Member and President	United States
Michael Levin	Eleven Madison Avenue New York 10010-3629 NY United States	Board Member	United States
Michael J Rongetti	Eleven Madison Avenue New York 10010-3629 NY United States	Board Member and Chief Financial Officer	United States
Thomas J. Harrop	Eleven Madison Avenue New York 10010-3629 NY United States	Treasurer and Managing Director	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE ASSET MANAGEMENT LLC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Asset Management LLC. The business address of Credit Suisse Asset Management LLC is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Sean T Flynn	Eleven Madison Avenue New York 10010-3629 NY United States	Member of Management Committee, Chief Operating Officer and Managing Director	United States
Michael Levin	Eleven Madison Avenue New York 10010-3629 NY United States	Member of Management Committee and Chief Executive Officer	United States
Michael J Rongetti	Eleven Madison Avenue New York 10010-3629 NY United States	Member of Management Committee and Chief Financial Officer	United States
Thomas J. Harrop	Eleven Madison Avenue New York 10010-3629 NY United States	Treasurer and Managing Director	United States
Roger M. Machlis	Eleven Madison Avenue New York 10010-3629 NY United States	General Counsel and Managing Director	United States
Emidio Morizio	Eleven Madison Avenue New York 10010-3629 NY United States	Chief Compliance Officer and Managing Director	United States
Anthony J Patti	Eleven Madison Avenue New York 10010-3629 NY United States	Chief Risk Officer and Managing Director	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF
GRUPO FINANCIERO CREDIT SUISSE (MÉXICO), S.A. DE C.V.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Grupo Financiero Credit Suisse (México), S.A. de C.V. The business address of Grupo Financiero Credit Suisse (México), S.A. de C.V. is Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.

EXECUTIVE OFFICERS

Name	Business Address	Title	Citizenship
Nicolas Mathias Troillet	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Executive Officer and Member and Chairman of the Board of Directors	Swiss
Víctor Manuel Sánchez Morales	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Operating Officer and Permanent Member of the Board of Directors	Mexican
José Manuel Silva Sobrino	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Financial Officer	Mexican
Ricardo Osorio Jr.	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Risk Officer	United States
Karla Vaquero Sánchez	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Legal Officer	Mexican
Óscar Apáez Jiménez	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Compliance Officer	Mexican
Alonso Cervera Lomelí	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Permanent Member of the Board of Directors	Mexican
Luis Eugenio Alvarado Mejía	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Permanent Member of the Board of Directors	Mexican

Manuel Gutiérrez Salorio	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Permanent Member of the Board of Directors	Mexican
Enrique Ignacio Morales Abiega	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Alternate Member of the Board of Directors	Mexican
Raúl Gilberto Toscano Martínez	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Alternate Member of the Board of Directors	Mexican
Daniel Parra Martínez	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Alternate Member of the Board of Directors	Swiss
Andrés Borrego y Marrón	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Alternate Member of the Board of Directors	Mexican
Luis Macias Gutiérrez Moyano	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Alternate Member of the Board of Directors	Mexican

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF BANCO CREDIT SUISSE (MÉXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO CREDIT SUISSE (MÉXICO).

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Banco Credit Suisse (México), S.A. Institución de Banca Múltiple, Grupo Financiero Credit Suisse (México). The business address of Banco Credit Suisse (México), S.A. Institución de Banca Múltiple, Grupo Financiero Credit Suisse (México) is Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.

EXECUTIVE OFFICERS

Name	Business Address	Title	Citizenship
Víctor Manuel Sánchez Morales	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Executive Officer & Chief Operating Officer, Alternate Member of the Board of Directors	Mexican
José Manuel Silva Sobrino	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Financial Officer	Mexican
Ricardo Osorio Jr.	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Risk Officer	United States
Karla Vaquero Sánchez	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Legal Officer	Mexican
Óscar Apáez Jiménez	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chief Compliance Officer	Mexican
Nicolas Mathias Troillet	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Chairman of the Board and Permanent Member of the Board of Directors	Swiss
Charles Edward Pilliod Elías	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Permanent Member of the Board of Directors	Mexican
Simon Jean-Noël Blondin	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Permanent Member of the Board of Directors	Swiss

Luis Eugenio Alvarado Mejía	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Permanent Member of the Board of Directors	Mexican
Manuel Gutiérrez Salorio	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Permanent Member of the Board of Directors	Mexican
Gilberto Obregón Payro	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Alternate Member of the Board of Directors	Mexican
Daniel Parra Martínez	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Alternate Member of the Board of Directors	Swiss
Andrés Borrego y Marrón	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Alternate Member of the Board of Directors	Mexican
Enrique Ignacio Morales Abiega	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Alternate Member of the Board of Directors	Mexican

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF THE TRUSTS

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Trusts. The business address of each of the Trusts is Avenida Revolución 1267, piso 11, Torre Anseli, Colonia Los Alpes, Alcaldía Álvaro Obregón, Mexico City 01010.
EXECUTIVE OFFICERS

Name	Business Address	Title	Citizenship
Andres Borrego y Marron	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Portfolio Manager	Mexican
Manuel Ramos Sierra	Paseo de la Reforma 115, Piso 26. Col. Lomas de Chapultepec, Del. Miguel Hidalgo. C.P. 11000. Ciudad de México, México.	Portfolio Manager	Mexican

SCHEDULE B

LEGAL PROCEEDINGS

Mozambique:  Credit Suisse (“CS”) has been responding to inquiries related to certain CS entities’ arrangement of loan financing for Mozambique state enterprises and related securities transactions that took place between 2013 and 2016.  On October 19, 2021, Credit Suisse Securities (Europe) Limited (“CSSEL”) pleaded guilty to a one-count criminal information brought by the Department of Justice in the Eastern District of New York, charging CSSEL with conspiracy to commit wire fraud.  CSG was also charged with conspiracy to commit wire fraud and entered into a 3-year deferred prosecution agreement.  If CSG adheres to the terms of the DPA, the charges will dismissed at the conclusion of the DPA’s term.  CS will pay a net penalty to the DOJ of approximately $175.5m.  Separately, CSG also consented to the entry of an Order by the SEC resolving a parallel investigation into the same conduct.  CSG will pay over $100m in connection with violations of the US Securities Exchange Act of 1934 (Exchange Act) and the US Securities Act of 1933 (Securities Act) anti-fraud provisions (Exchange Act Section 10(b) and Rule 10b-5 thereunder and Securities Act Sections 17(a)(1), (2) and (3)) as well as the Exchange Act internal accounting controls and books and records provisions (Sections 13(b)(2)A) and 13(b)(2)(B)).
Asia Hiring:  On July 5, 2018, in connection with the SEC’s investigation into hiring practices between 2007 and 2013 in the APAC region, the SEC issued an Order instituting cease-and-desist proceedings, finding that CSG violated securities laws, and imposing a cease-and-desist order.  CSG did not admit or deny the SEC’s findings and agreed to pay $29.8m to the SEC.  The SEC found that CSG violated Section 30A of the Exchange Act, Section 13(b)(2)(B) of the Exchange Act, and ordered that CSG cease and desist from committing or causing any violations and any future violations of Sections 13(b)(2)(B) and 30A of the Exchange Act.
Net New Assets:  On October 5, 2016, in connection with an investigation into the recognition of net new assets during the period from the fourth quarter of 2011 through the fourth quarter of 2012, the SEC issued an Order instituting cease-and-desist proceedings, found that the Bank violated securities laws, and imposed remedial sanctions.  Under the Order, the Bank admitted that its conduct violated the federal securities laws and agreed to pay a $90m penalty.  The SEC found that the Bank violated Sections 17(a)(2) and 17(a)(3) of the Securities Act, Section 13(a) of the Exchange Act and Rules 13a-1, 13a-16, and 12b-20 thereunder, and Section 13(b)(2)(A) of the Exchange Act, and ordered that the Bank cease-and-desist from committing or causing any violations and any future violations of the same.
Alternative Trading Systems:  On January 31, 2016, in connection with an investigation concerning the operation of CS’s alternative trading systems, the SEC issued an Order instituting administrative and cease-and-desist proceedings, making findings, and imposing remedial sanctions and a cease-and-desist order.  Credit Suisse Securities (USA) LLC (“CSSU”) did not admit or deny the SEC’s findings and agreed to pay approximately $44.3m. The SEC found that CSSU violated Section 17(a)(2) of the Securities Act, violations of Regulations ATS and NMS and issued a cease-and-desist order preventing CSSU from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act, Rules 301(b)(2), 301(b)(5) and 301(b)(10) of Regulation ATS promulgated under the Exchange Act, and Rule 612 of Regulation NMS promulgated under the Exchange Act.
In addition, Credit Suisse AG and its affiliates from time to time are involved in various legal, regulatory and/or governmental proceedings and/or inquiries in connection with their businesses.  Credit Suisse Group AG files annual reports on Form 20-F with the U.S. Securities and Exchange Commission.  These reports are publicly available and include information about Credit Suisse Group AG entity-related legal proceedings.